5/5

05007716

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Steel Corp

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5775 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/11/05

RECEIVED

2005 MAY -5 A 9:3

May 2, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

3-31-05
AR/S

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

EXHIBIT INDEX ON PAGE 3

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

PAGE 4 Tab A: Financial Results for Fiscal 2004

1	Financial Results for Fiscal 2004 (April 1,2004 to March 31, 2005)	April 27, 2005

PAGE 36 Tab B: News Releases Released on the Company's Homepage (February 17, 2005 to present)

Financial Results for Fiscal 2004

(April 1, 2004 to March 31, 2005)

Nippon Steel Corporation

April 27, 2005

1. Management Policies

(1) Medium-Term Consolidated Business Plan

Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In other sectors, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking and steel fabrication sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of its core business of steelmaking.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

The consolidated financial performance goals targeted by the Plan for fiscal 2005 were: ordinary profits of around ¥250 billion, return on sales of around 9%, return on assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion. Nippon Steel and its group companies worked strenuously toward the steady achievement of these goals and, as a result, attained them in fiscal 2004, earlier than scheduled.

Nippon Steel and its group companies are firmly and collectively resolved to improve consolidated profitability and financial structure, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

(2) Basic Policy concerning Stock Dividends

Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year, taking into account various factors such as capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce the company's financial structure.

(3) Corporate Governance: Underlying Views and Specific Approaches

Nippon Steel seeks to ensure efficiency, soundness and transparency in its corporate management. By doing this, the company will steadily increase in value and fulfill its role as a trustworthy corporate partner in society. In order to accomplish these ends, Nippon Steel implements the following systems and measures with regard to corporate governance.

(i) Organs of Management and Status of Reinforcements to Corporate Governance and Risk Management System

- **Organs of Management (Management Administration System)**

Nippon Steel has adopted an auditor system. In addition to the 36 members of the Board of Directors (none from outside the company), Nippon Steel has 6 corporate auditors (3 from outside the company). Since 1999 and prior to the amendment to the Japanese Commercial Code regarding outside auditors, fully half of Nippon Steel's corporate auditors have been appointed from outside the company.

The members of the Board of Directors have deep knowledge and extensive experience in the businesses conducted by Nippon Steel, which serves well in the quest of increased management efficiency. At the same time, the functions of the corporate auditors, including the outside auditors, have been strengthened in pursuit of maintaining and enhancing managerial soundness.

- **Relationship between Management Organs and Corporate Governance and Others at Nippon Steel**

(Each arrow indicates report, instruction, audit, appointment, etc.)


General Shareholders' Meeting
Board of Directors
(Directors)
Crisis
Management
Team
Corporate
Auditors
(Board of
Corporate
Auditors)
Corporate Policy Committee
(Chairman, President and others)
Corporate-wide
Committees
Risk Manage-
ment Committee
Accounting
Auditors
(Audit Company)
Corporate Life
Consulting Room
Directors and General Managers
in charge
Internal Audit
(General Administ-
ration Div.)
Employees

- **Status of Reinforcements to Corporate Governance and Risk Management System**

As a means to achieve greater effectiveness and efficiency in business operations and higher reliability in financial reporting, as well as to ensure company-wide legal compliance, Nippon Steel has reinforced its corporate governance and risk management system as follows.

In order to secure effectiveness and efficiency in business operations, matters of great importance to the management of Nippon Steel and the Nippon Steel Group are determined by the Board of Directors (who meet once or twice a month) after deliberation at the Corporate Policy Committee attended by the Chairman, President, Executive Vice Presidents and others (normally held once a week). As deliberating bodies subordinate and antecedent to the meetings of the Corporate Policy Committee and the Board of Directors, a total of 16 company-wide committees have been established and operate according to specific purposes. They include the Ordinary Budget Committee, the Investment and Finance Committee, the Fund Management Committee, the Technology Development Committee and the Environmental Management Committee.

Business operations mandated by the Board of Directors and other committees are promptly implemented by the directors responsible for the operations and the general managers of the relevant divisions under the direction of the Representative Director and Chairman and the Representative Director and President. Concurrently, in order to establish a system of internal checks, Nippon Steel stipulates in its corporate regulations the organizational authorities, the persons in charge, and the appropriate business operating procedures.

With regard to the handling of information, which is an important management resource, Nippon Steel is prepared to fully utilize computers and other systems in order not only to make available necessary and sufficient information for management purposes, but also to transmit such information both within and outside the company. At the same time, to protect confidential information, the company has taken various security measures, such as specifying the responsible persons according to the level of information, classifying information according to level of confidentiality, and taking steps to restrict unauthorized access from outside.

The key concept underlying the governance of financial matters is that thoroughgoing, autonomous and strict management is to be practiced by the general manager of each division in accordance with the relevant corporate regulations and manuals, such as the Basic Rules on Financial Accounting. At the same time, the financial division at the headquarters regularly monitors all transactions managed by each division in order to confirm the effectiveness of controls, the adequacy of asset valuations, the reliability of financial reporting, and other matters.

From the viewpoint of ensuring transparency of management, Nippon Steel has conventionally emphasized the dissemination of information by means of IR activities, websites and other means. Now, stress is also placed on the accurate and timely disclosure of information, as represented by further efforts towards greater agility in announcing financial results and the quarterly disclosure of corporate performance, started from April 2004.

Regarding compliance with laws and regulations, for the sound development of society and the market economy, each individual member's behavior with good common sense following a code of conduct is perceived by Nippon Steel to be very important. Thus, Nippon Steel has endeavored to thoroughly inform all employees, via messages from the top management and regular legal education programs, that legal compliance and fair business practices are a fundamental policy of the company.

Since Nippon Steel is a "product-making" company with many production floors, the concept of autonomous line control that places prime importance on the production floor has traditionally been a root element in the company's operations. Accordingly, Nippon Steel requires that the autonomous management of each division by a director responsible for operations should serve as the basis for managing the individual risks involved in capital management, asset utilization, individual transactions, accidents and disasters and other general corporate matters. In line with this policy, the head (or general manager) of each division must strive to prevent any illegal business activity from occurring. At the same time, whenever the head recognizes an illegality or an activity of questionable compliance, the head is obliged to report it immediately to the internal audit division (General Administration Division).

For the execution of internal audits, Nippon Steel has established a "Risk Management Committee" that is chaired by the Executive Vice President in charge of general administration. While sharing information with corporate auditors, the Risk Management Committee periodically checks for adherence to the risk management and internal control system and for necessary improvements thereto. At the same time, it examines new tasks ahead and, when necessary, instructs the responsible division to work out specific solutions and reviews their progress. These are Nippon Steel's endeavors on a daily basis to enhance its internal audit. Further, Nippon Steel has established a help line system (Corporate Life Consulting Room) that offers personal consultation to its employees and their families in the performance of their company responsibilities.

In addition, in order to strengthen the risk management system of the entire Nippon Steel Group, each company within the group has designated a person to be responsible for risk management. This facilitates the sharing of related information and the implementation of stepped-up measures between Nippon Steel and each of the group companies. In April 2005, Nippon Steel established the Corporate Risk Management Group within the General Administration Division dedicated in, and thereby enhancing the company's ability in, pursuing more comprehensive internal audit planning and addressing various corporate risks.

Furthermore, Nippon Steel is prepared to immediately call upon its Crisis Management Team—consisting of corporate auditors, outside attorneys and the President who serves as its director—to handle emergencies that threaten to seriously affect corporate management of Nippon Steel or the Nippon Steel Group. In so doing, the company is prepared, even at an early stage, to promptly take any steps necessary to minimize damage or adverse consequences.

Audit by corporate auditors puts emphasis on "proactive and tangible audit" aimed at preventing violations of laws and regulations, and implements an interactive audit to ascertain the status of legal compliance, corporate governance and risk management and other matters. Through the participation of outside corporate auditors with deep knowledge on corporate activities, the corporate auditors also audit corporate affairs of the company while being independent of the top management of Nippon Steel.

During fiscal 2004, meetings of the corporate auditors took place eight times. Meetings also take place between corporate auditors, representative directors and directors responsible for operations in each division, where various views are exchanged and auditors' opinions are expressed. Four persons are assigned as staffs dedicated to matters related to audit by corporate auditors.

With regard to accounting audit, Nippon Steel has appointed ChuoAoyama PricewaterhouseCoopers as an accounting auditor in accordance with the Japanese Commercial Code and also to deal with the accounting audit in accordance with the Securities and Exchange Law. Nippon Steel has no special interests in this audit firm and in the employees of this audit firm who engage in the accounting audit of Nippon Steel. The names of the certified public accounts engaged in and assistants involved in the audit in fiscal 2004 are as follows.

- Name of certified public accountants who engaged in the audit (appointed employees):

  Certified public accountants Hideki Katayama, Motohide Ozawa, and Masahiko Tezuka

  The length of continuous involvement has been omitted as it is under seven years for all persons mentioned above.

- Composition of assistants involved in the audit:

The composition of assistants involved in the audit are determined in accordance with the standards of the accounting auditor. Specifically, the main members consist of certified public accountants and junior certified public accountants, with the addition of computer systems specialists and other persons.

(ii) Remunerations for Directors and Corporate Auditors

(Yen)

Kind of payment		Payment in fiscal 2004
Directors	Remunerations	1,084,658,000
	Retirement bonuses	–
Corporate auditors	Remunerations	91,065,000
	Retirement bonuses	92,500,000

Note: Remunerations to directors include the amount of salary (including bonuses) paid to directors who work concurrently as employees for services rendered in their capacities as employees, totaling ¥355,760,000.

(iii) Remunerations for Auditing

1) Total remunerations paid by Nippon Steel and its subsidiaries to the accounting auditor: ¥361,659,372
2) Of the above amount 1), remunerations involved in issuing audit certificates: ¥347,775,833
3) Of the above amount 2), remunerations paid by Nippon Steel to the accounting auditor in its capacity as accounting auditor: ¥63,700,000

Regarding 3) above, the total remunerations paid are indicated, and no distinction between remuneration for auditing in accordance with the Law for Special Provisions for the Commercial Code Concerning Audits, etc. of Kabushiki-Kaisha (joint stock company) and remunerations for auditing in accordance with the Securities and Exchange Law. This is because the audit contract does not clearly distinguish such, and also because such distinction is not substantively possible.

2. Operating Results and Financial Situations

(1) Overview of Fiscal 2004

Recovery of the Japanese economy remained on a slow track during fiscal 2004, as exemplified by improvements in corporate earnings and a recovery in equipment investment.

In the steel industry, national crude steel production reflected the growth of steel demand worldwide, increasing by 1.90 million tons over the previous year to reach 112.89 million tons in fiscal 2004. Meanwhile, the global availability of raw materials steeply contracted during fiscal 2004, leading to a soaring rise in the cost of raw materials, fuels and ocean freight.

In this environment, the Nippon Steel Group exerted maximum effort to carry out its Medium-Term Consolidated Business Plan (fiscal 2003-2005).

An overview of the consolidated operating performance of each business sector in fiscal 2004 follows.

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profits	
	Fiscal 2004	Fiscal 2003	Fiscal 2004	Fiscal 2003
Steelmaking and steel fabrication	2,620.7	2,156.9	376.9	189.7
Engineering and construction	279.8	293.1	6.6	4.3
Urban development	89.2	120.8	8.5	13.5
Chemicals and nonferrous materials	331.1	275.7	26.3	12.6
System solutions	146.5	150.8	11.3	9.1
Other businesses	76.2	73.6	0.3	(4.3)
Total	3,543.8	3,071.1	430.2	225.1
Elimination of intersegment transactions	(154.4)	(145.2)	(0.3)	(0.6)
Consolidated total	3,389.3	2,925.8	429.9	224.4

(Steelmaking and Steel Fabrication)

In order to most ably meet the robust demand for steel seen in Japan and elsewhere, Nippon Steel made stability in production and shipping its first priority. At the same time, strenuous endeavors were made to absorb the rise in costs brought about by soaring raw materials prices, ocean freight charges and other factors. Efforts to improve steel market prices were implemented while soliciting the understanding of customers.

In the area of equipment investments, steps were taken to improve production capabilities in the integrated steelmaking processes, including completion of relining of the No.2 blast furnace at the Oita Works and the decision to newly install the No. 6 continuous caster at Kimitsu Works. In addition, to improve its ability to respond to customer expectations for quality in the area of coated steel sheets used in automobiles and home appliances, Nippon Steel decided to invest in the rejuvenation of the hot-dip galvanizing lines at Nagoya and Kimitsu Works.

In the procurement of raw materials, Nippon Steel has continued to establish long-term business relationships with overseas suppliers. This has been done through such measures as participation and investment in the development of mines and the conclusion of long-term sale and purchase agreements. Besides signing long-term contracts for the stable procurement of iron ore and coking coal with Rio Tinto (Australia and the U.K.), Rio Doce (Brazil) and other suppliers, Nippon Steel made capital contributions to Mitsui Mining Co., Ltd. in March 2005 for the stable procurement of cokes.

In the field of R&D, emphasis has been laid on provision of high added-value products and technical solutions in order to gain further trust with customers, in addition to the strengthening of cost competitiveness, development of highly differentiated products and commitment to environmental preservation and energy conservation.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. In April 2005, Nippon Steel and Nakayama Steel Works, Ltd. agreed to jointly invest in and establish NS Bousen Co., Ltd., an enterprise specializing in rolling bars and wire rods. With the aim of expanding capacity in integrated specialty steel production, Nippon Steel purchased an idle electric furnace from Mitsubishi Steel Mfg. Co., Ltd. in February 2005 and put it into operation, while also deciding to make use of surplus rolling capacity at Mitsubishi Steel Muroran

Inc. In March 2005, each of Nippon Steel, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd., relying on the solid results of past cooperative measures, took another step forward in enhancing both the scope and depth of their cooperative programs. Specifically, each of Nippon Steel and Kobe Steel entered into agreements with Sumitomo Metal Industries to make capital contributions to East Asia United Steel Corporation (existing shareholders: Sumitomo Metals, China Steel Corporation and Sumitomo Corporation), and to jointly use the existing iron- and steelmaking facilities at Wakayama Works of Sumikin Iron & Steel Corporation. The respective companies will also conduct studies on the possibility of mutual cooperation among two or more of the three companies, as needed, in such areas as R&D, intellectual property, procurement, electricity, control and systems, and environment and recycling. In addition, studies will commence on the possibility of additional cross-purchases of each other's shares.

As for alliances with foreign steelmakers, Nippon Steel joined with Baoshan Iron & Steel Co., Ltd. of China and Arcelor of Europe to establish in July 2004 Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd., a joint venture to manufacture and sell automotive steel sheets. This newly established company began operating a hot-dip galvanizing line at the end of March 2005. Nippon Steel and Arcelor also pressed smoothly ahead with other cooperation measures, such as joint R&D activities in the area of automotive steel sheets. As part of the strategic alliance with POSCO (Korea), Nippon Steel and POSCO have decided to each acquire interests in Australian coal mines owned by American Metals & Coal International, Inc. (U.S.A.). Similar cooperation with POSCO is currently underway in Canada.

Nippon Steel has continued to pursue yet stronger consolidated management for the operation of all Nippon Steel Group companies through selection and concentration of businesses. In July 2004, as originally planned, three consolidated subsidiaries, Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. became wholly owned subsidiaries of Nippon Steel. Nippon Steel & Sumikin Stainless Steel Corporation, following its establishment in October 2003, has efficiently promoted sales activities and cost reductions by capitalizing on the effects of integration, and has steadily made profits. In addition, business restructuring has been actively promoted among Nippon Steel Group companies, mainly those engaged in sales and fabrication. In August 2004, Nippon Steel Bolten Co., Ltd., a consolidated subsidiary of Nippon Steel, and Nakayama Mitsuboshi Steel Products, Ltd., a consolidated subsidiary of Nakayama Steel Works, Ltd., integrated their bolt operations by jointly establishing a new company named NS Bolten Co., Ltd. In April 2005, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, became a wholly owned subsidiary of Nippon Steel.

Consolidated sales in steelmaking and steel fabrication in fiscal 2004 totaled ¥2,620.7 billion, a gain of ¥463.7 billion over the previous year (¥2,156.9 billion), and consolidated operating profits increased by ¥187.2 billion over the previous year (¥189.7 billion) to ¥376.9 billion.

(Engineering and Construction)

In the engineering and construction sector, despite a still severe operating environment particularly in domestic public works-related fields, Nippon Steel was awarded contracts for a runway construction project at Haneda Airport and for a large direct waste melting and recycling plant for the city of Nagoya that was financed as a PFI (private finance initiative) project. With an eye to further strengthening its business foundations, Nippon Steel is focusing its efforts on the promotion of customer-based solutions projects that meet both social and client needs. These efforts have been rewarded with contracts for such private-sector projects as construction projects for logistics companies and various urban facilities.

Overseas, Nippon Steel has continued to receive orders for oil and natural gas development projects mainly in Southeast Asia. In addition, Nippon Steel has stepped-up its marketing of iron- and steelmaking plants by capitalizing on a subsidiary in China involved in steel plant business.

Consolidated sales in engineering and construction in fiscal 2004 decreased by ¥13.2 billion from the previous year (¥293.1 billion) to ¥279.8 billion; but consolidated operating profits increased by ¥2.3 billion over the previous year (¥4.3 billion) to ¥6.6 billion.

(Urban Development)

In the urban development sector, Nippon Steel City Produce, Inc., a wholly-owned subsidiary of Nippon Steel, is promoting "asset value restoration business" as a developer with unique capabilities. This effort includes development projects that utilize idle company-owned land such as the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka, the redevelopment of underutilized urban areas and the sale of condominiums. In October 2004, Nippon Steel, along with Oji Real Estate Co., Ltd. and The Sumitomo Trust & Banking Co., Ltd., established Top REIT Asset Management Co., Ltd., an asset management company that promotes real estate investment trust (J-REIT).

Both consolidated sales and operating profits in urban development in fiscal 2004 showed declines; a decrease of ¥31.5 billion from the previous year (¥120.8 billion) to ¥89.2 billion in sales and a decrease of ¥5.0 billion from the previous year (¥13.5 billion) to ¥8.5 billion in operating profits.

(Chemicals and Nonferrous Materials)

Nippon Steel Chemical Co., Ltd., a wholly-owned subsidiary of Nippon Steel, spearheads the chemical operations of the Nippon Steel Group. Although the company's chemical operations were constantly exposed to profit-suppressing factors such as soaring cost of crude oil and naphtha and decrease in the sale of adhesive-free, copper-clad laminated sheets for flexible printed circuit boards (ESPANEX) due to stockpile adjustments in cell phones, overall profit performance improved by a significant margin over the previous year thanks to other factors, such as a favorable trend in the domestic and overseas markets for styrene monomers and coal-tar products. Further, Nippon Steel Chemical took various steps for the selection of and concentration on promising businesses, such as establishing joint venture companies with Air Water Chemical Co., Ltd.—NSCC Air Water Inc. to undertake industrial gas operations and C-Chem Co., Ltd. to undertake tar operations. The company also stepped up research and development in electronic materials. All these endeavors are directed at further improving profit performance.

In new materials operations, the IT-related industries that constitute the major market for new materials underwent a stockpile adjustment. Nevertheless, the business performance of new materials operations remained steady, primarily because of favorable shipments of metal foils mainly for hard disc-drive suspensions and semiconductor bonding materials. The en-bloc micro-ball bumping technology for wafers that Nippon Steel independently developed has earned high appraisal in the market.

In titanium operations, increased demand in China and other major markets worldwide for chemical plants and power generation facilities led to record-high shipments of titanium products. Nippon Steel is aggressively promoting the market development of new applications in automobiles, housing and other areas.

Overall, consolidated sales in fiscal 2004 in the chemicals and nonferrous materials sector amounted to ¥331.1 billion, a gain of ¥55.3 billion over the previous year (¥275.7 billion), and consolidated operating profits rose to ¥26.3 billion, a gain of ¥13.7 billion over the previous year (¥12.6 billion).

(System Solutions)

Users are expressing a growing need for the optimization of entire systems with an accompanying reduction in system costs. Also, the operating environment continues to be marked by stricter scrutiny of investment costs and by declining prices. NS Solutions Corporation, a subsidiary of Nippon Steel, is aggressively promoting system solutions operations that accurately meet such user needs, for example, by way of integrated all-phase support from system planning and structuring to system maintenance and operation, as well as support in shifting from main frames to an open system. Further, NS Solutions is striving to upgrade its project management capabilities and to improve its operating base.

Consolidated sales in system solutions in fiscal 2004 amounted to ¥146.5 billion, a decrease of ¥4.3 over the previous year (¥150.8 billion), but consolidated operating profits amounted to ¥11.3 billion, a gain of ¥2.2 over the previous year (¥9.1 billion).

(Other Businesses: Electric Power Supply, Services and Others)

Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran and Oita Works.

Consolidated sales in other businesses in fiscal 2004 amounted to ¥76.2 billion, a gain of ¥2.6 billion from the previous year (¥73.6 billion), and consolidated operating profits amounted to ¥0.3 billion, a gain of ¥4.6 billion from the previous year (losses of ¥4.3 billion).

With regard to sales activities in cold-rolled stainless steel sheets, Nippon Steel is scheduled to pay a surcharge in May 2005 in accordance with the order of the Fair Trade Commission.

As a result of the foregoing, consolidated sales in fiscal 2004 came to ¥3,389.3 billion, or a gain of ¥463.4 billion over the previous year (¥2,925.8 billion). Consolidated operating profits were ¥429.9 billion, or a gain of ¥205.4 billion over the previous year (224.4 billion); and consolidated ordinary profits were ¥371.4 billion, or a gain of ¥198.5 billion over the previous year (¥172.8 billion). A total special loss of ¥1.9 billion was posted, and as a result, consolidated net income before income taxes and others was ¥369.4 billion, a gain of ¥295.8 billion over the previous year (¥73.6 billion).

After subtracting ¥155.0 billion as income tax-current, adding ¥17.8 billion as income tax-deferred, and subtracting ¥11.6 billion as minority interest in the net income of the consolidated subsidiaries, net income for fiscal 2004 was ¥220.6 billion (¥41.5 billion in the previous year).

As for non-consolidated operations, improved sales prices in the steelmaking and steel fabrication sector, supported by flourishing demand in both domestic and overseas markets, led to improved operating results. Sales for fiscal 2004 advanced to ¥2,147.8 billion, an increase of ¥286.0 billion over the previous year (¥1,861.8 billion); operating profits rose to ¥303.8 billion, or an increase of ¥140.9 billion over the previous year (¥162.9 billion); and ordinary profits rose to ¥247.8 billion, or an increase of ¥130.1 billion over the previous year (¥117.6 billion). A total special profit of ¥2.0 billion was posted, and as a result non-consolidated net income for fiscal 2004 came to ¥145.8 billion (¥31.1 billion in the previous year).

Nippon Steel has implemented a policy, starting with the current term, to distribute profits consistent with the consolidated operating results of each fiscal year, taking into account capital investment requirements aimed at raising corporate value, forecasts of future operating results and other relevant factors and, at the same time, further strengthening the company's financial structure. Nippon Steel intends to pay a term-end dividend of ¥5.0 per share (consolidated payout ratio: 15.3%) for fiscal 2004, an increase of ¥3.5 per share from the previous year.

After careful deliberation, Nippon Steel has decided to propose the payment of bonuses to its directors.

Year-end Assets, Liabilities, Shareholders' Equity and Cash Flows

Nippon Steel's consolidated assets at the end of fiscal 2004 increased by ¥166.1 billion from ¥3,705.9 billion posted at the end of previous year to ¥3,872.1

billion. This resulted from an increase in investments in securities (¥87.5 billion) due to the recovery of stock prices including those of affiliates accounted by the equity method, an increase in inventories (¥25.3 billion) due to the rise in raw material prices and other factors, and an increase in cash and bank deposits (¥46.4 billion).

Consolidated liabilities at the end of fiscal 2004 decreased by ¥78.0 billion from the figure at the end of the previous year (¥2,670.1 billion) to ¥2,592.1 billion, resulting mainly from a reduction of interest-bearing debts (¥278.9 billion) despite increase in accounts payable and notes payable due to the rise in raw material prices and other factors, and increase in accrued income taxes and enterprise taxes.

Shareholders equity at the end of fiscal 2004 increased by ¥249.8 billion from the level at the end of previous year (¥938.5 billion) to ¥1,188.4 billion, despite the decrease caused primarily by cash dividends of ¥10.1 billion paid through the appropriation of fiscal 2003's distributable profits and acquisition of treasury stocks. The increase derived mainly from consolidated net income of ¥220.6 billion for fiscal 2004, an increase of ¥40.4 billion in unrealized gains on available-for-sale securities and increase by *Kabushiki Kokan* (share-for-share exchange) that was conducted for the purpose of making three consolidated subsidiaries of Nippon Steel (Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd.) wholly-owned subsidiaries.

Cash flows from operating activities during fiscal 2004 produced a total income of ¥539.4 billion (income of ¥288.0 billion in the previous year). This total was obtained by adding ¥180.5 billion in depreciation and amortization and ¥9.1 billion in decrease of receivables to ¥369.4 billion in consolidated net income before income taxes and minority interest; subtracting an increase of ¥38.7 billion in inventories and ¥38.4.billion in increase of purchase debts; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investing activities during fiscal 2004 came to a total expenditure of ¥174.9 billion (income of ¥51.8 billion in the previous year). This resulted from outlays of ¥189.2 billion for the acquisition of tangible and intangible fixed assets attributable mainly to the relining of No. 2 blast furnace at the Oita Works and the acquisition of investments in securities (¥29.5 billion) such as the investment in Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd., a joint venture established by Nippon Steel, Baoshan Iron & Steel Co., Ltd. and Arcelor, minus income of ¥20.6.

billion from the sale of securities, primarily shares in financial institutions and ¥12.6 billion from sale of tangible and intangible fixed assets.

A total of ¥321.4 billion, after subtracting the increase in cash and bank deposits and making other adjustments from the cash flow of 364.4 billion arising from the increase were appropriated for the acquisition of treasury stocks of ¥16.2 billion, repayment of loans and the redemption of bonds and notes (including the redemption of second convertible bonds) totaling ¥292.5 billion and the payment of ¥10.1 billion in cash dividends.

Nippon Steel has made every effort to further improve its consolidated financial structure on a sustained basis through such measures as the defeasance of previously issued corporate bonds with high interest rates. As a result, the consolidated balance of interest-bearing debts outstanding at the end of fiscal 2004 was reduced to ¥1,282.2 billion, and the ratio of interest-bearing debts to shareholders' equity (debt/equity ratio) improved by 0.58 to 1.08.

(2) Outlook for fiscal 2005

Against the backdrop of an expanding world economy, Nippon Steel expects Japan's economic recovery to continue on a steady track.

The demand for steel is expected to remain firm supported both by favorable domestic demand (mainly from such thriving manufacturing industries as automobiles, shipbuilding and industrial machinery) and by brisk exports primarily to East Asia. Meanwhile, it is feared that the on-going worldwide shortfalls in the supply of raw materials that have been caused by firm steel demand will lift the price of steelmaking raw materials to unprecedented heights. It is also anticipated that rates for ocean freight and price of auxiliary raw materials will remain at high levels. These unfavorable factors will inevitably affect steel business operations.

In this environment, Nippon Steel views stable supplies to its customers to be its first priority. It intends to make every effort to improve its production and shipping capabilities, and along with its group companies, will exert maximum effort to implement cost-cutting measures. Nippon Steel will ask its customers to fully understand the structural changes in the current global balance in the supply and demand of iron and steel products, as it continues with efforts to improve steel prices.

There will be fluctuations in the business climate surrounding the engineering and construction sector as well as other business sectors. Nippon Steel will focus its efforts to seize every opportunity to win orders for these sectors and to strengthen their operational business structures.

Nippon Steel will aim for the following operating performance for fiscal 2005 (April 1, 2005 to March 31, 2006):

- **Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2005	3,940.0	480.0	450.0	265.0
1st half of fiscal 2005	1,875.0	235.0	220.0	130.0

- **Non-Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2005	2,585.0	360.0	340.0	210.0
1st half of fiscal 2005	1,245.0	190.0	180.0	110.0

(3) Trends in Cash Flow Indicators

Fiscal year	2000	2001	2002	2003	2004
Ratio of shareholders' equity (%)	23.2	22.5	21.0	25.3	30.7
Ratio of shareholders' equity at market price (%)	33.5	32.1	25.1	44.3	47.2
Debt redemption term (years)	6.9	9.3	5.6	5.4	2.4
Interest coverage ratio (times)	7.6	6.4	11.5	12.0	24.9

Notes:
Ratio of shareholders' equity: Shareholders' equity/Total assets
Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
* Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, convertible bonds due within one year,

corporate bonds, convertible bonds and long-term loans).

* Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.

Financial Statements

Consolidated Financial Statements :

Non-Consolidated Financial Statements :

Consolidated Balance Sheets

NIPPON STEEL

As of March 31, 2005 and 2004

	Millions of yen	
ASSETS	2005	2004
Current assets :		
Cash and bank deposits	**127,629**	81,219
Notes and accounts receivable-trade	**414,524**	411,571
Marketable securities	**1,011**	1,019
Inventories	**565,915**	540,562
Deferred tax assets	**57,968**	40,322
Other	**95,859**	172,725
Less: Allowance for doubtful accounts	**(5,696)**	(2,920)
Total current assets	**1,257,212**	1,244,500
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**450,097**	460,197
Machinery and equipment	**834,956**	805,962
Land	**328,295**	327,557
Construction in progress	**60,983**	71,981
	1,674,333	1,665,698
Intangible fixed assets :		
Patents and utility rights	**4,420**	5,574
Software	**2,817**	3,522
Excess of cost over the underlying net equity of investments in subsidiaries	**2,790**	8,740
	10,027	17,837
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**748,403**	660,872
Deferred tax assets	**50,803**	68,992
Other	**142,165**	62,672
Less: Allowance for doubtful accounts	**(10,834)**	(14,656)
	930,537	777,880
Total fixed assets	**2,614,898**	2,461,416
Total assets	3,872,110	3,705,917

LIABILITIES	2005	Millions of yen 2004
Current liabilities :		
Notes and accounts payable - trade	**384,345**	337,243
Short-term loans and long-term loans due within one year	**381,648**	396,094
Commercial paper	**70,000**	31,000
Bonds due within one year	**10,000**	50,000
Convertible bonds due within one year	**-**	98,729
Accrued expenses	**253,623**	239,068
Other	**355,160**	239,800
Total current liabilities	**1,454,777**	1,391,935
Long-term liabilities :		
Bonds and notes	**281,450**	346,450
Long-term loans	**539,039**	637,882
Deferred tax liabilities	**99,766**	92,927
Accrued pension and severance costs	**122,398**	112,797
Reserve for repairs to blast furnaces	**50,021**	50,188
Allowance for retirement benefits directors and corporate auditors	**6,277**	-
Other	**38,454**	38,005
Total long-term liabilities	**1,137,407**	1,278,252
Total liabilities	**2,592,185**	2,670,187
Minority interest in consolidated subsidiaries	**91,515**	97,148
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Additional paid-in capital	**109,848**	105,850
Retained earnings	**508,393**	298,734
Unrealized gains on revaluation of land	**11,943**	12,191
Unrealized gains on available-for-sale securities	**170,322**	129,833
Foreign currency translation adjustments	**(19,794)**	(20,500)
Less: Treasury stock, at cost	**(11,829)**	(7,051)
Total shareholders' equity	**1,188,409**	938,581
Total liabilities and shareholders' equity	**3,872,110**	3,705,917

Consolidated Statements of Income

NIPPON STEEL

Years ended March 31, 2005 and 2004

	Millions of yen	
	2005	2004
Operating revenues :		
Net sales	**3,389,356**	2,925,878
Operating costs and expenses :		
Cost of sales	**2,693,603**	2,443,188
Selling, general and administrative expenses	**265,805**	258,215
	2,959,408	2,701,403
Operating profit	**429,948**	224,475
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**9,336**	6,099
Equity in net income of unconsolidated subsidiaries and affiliates	**22,931**	11,854
Miscellaneous	**13,942**	8,605
	46,210	26,559
Non-operating loss :		
Interest expenses	**20,278**	23,798
Miscellaneous	**84,432**	54,385
	104,711	78,183
Ordinary profit	**58,501**	172,851
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**4,294**	514
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**5,030**	-
	9,324	514
Special loss :		
Loss on disposal of tangible fixed assets and other assets	-	2,869
Loss on impairment of fixed assets	-	60,055
Loss on sales of investments in securities	-	3,698
Loss on valuation of investments in securities	-	2,823
Special retirement allowances for voluntary retirement	-	10,777
Amortization of transition obligation in respect of the new accounting standard for retirement benefits	**4,295**	4,384
Industrial water obligation fee	-	3,649
Loss on accidents at works	**3,066**	4,377
Loss on the integration of stainless-steel business	-	6,492
Loss on relinquishment of entrusted portion of the pension fund	-	595
Loss on restrucuring of subsidiary's business structures	**3,923**	-
	11,285	99,723
Income before income taxes and minority interest	**369,485**	73,642
Income taxes - current	**155,082**	56,096
Income taxes - deferred	**(17,869)**	(29,500)
Minority interest in net income (loss) of consolidated subsidiaries	**11,671**	5,531
Net income	**220,601**	41,515

Consolidated Statements of Shareholders' Equity

NIPPON STEEL

Years ended March 31, 2005 and 2004

	Common stock	Additional paid-in capital	Retained earnings
			Millions of yen
Balance at March 31, 2003	**419,524**	**105,518**	**278,315**
Net income for the year ended March 31, 2004	-	-	41,515
Increase due to the change in the number of consolidated companies	-	-	(5,442)
Cash dividends	-	-	(9,991)
Directors' and corporate auditors' bonuses	-	-	(92)
Decrease due to reversal of unrealized gains on revaluation of land	-	-	(5,569)
Increase due to disposal of treasury stock	-	331	-
Balance at March 31, 2004	**419,524**	**105,850**	**298,734**
Net income for the year ended March 31, 2005	-	-	**220,601**
Increase due to the change in the number of consolidated companies	-	-	(870)
Cash dividends	-	-	(10,141)
Directors' and corporate auditors' bonuses	-	-	(37)
Increase due to reversal of unrealized gains on revaluation of land	-	-	**107**
Increase due to disposal of treasury stock	-	3,998	-
Balance at March 31, 2005	**419,524**	**109,848**	**508,393**

Consolidated Statements of Cash-Flows

NIPPON STEEL

Years ended March 31, 2005 and 2004

	Millions of yen	
	2005	2004
Cash flows from operating activities :		
Income before income taxes and minority interest	**369,485**	73,642
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	**180,571**	183,510
Interest and dividend income (accrual basis)	**(9,609)**	(6,099)
Interest expense (accrual basis)	**20,244**	23,798
Exchange losses (gains) on foreign currency transactions	**(1,006)**	3,166
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	**2,512**	1,744
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	**(22,931)**	(11,854)
Loss (gain) on sales of investments in securities	**(5,004)**	5,828
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**4,295**	4,384
Loss on impairment of fixed assets	**-**	60,055
Loss on the integration of stainless-steel business	**-**	6,492
Loss on restrucuring of subsidiary's business structures	**4,143**	-
Loss on disposal of tangible and intangible fixed assets	**17,524**	10,713
Gain on sales of tangible and intangible fixed assets	**(3,769)**	-
Changes in allowance for doubtful accounts	**6,129**	4,237
Changes in notes and accounts receivable-trade	**9,181**	(40,095)
Changes in inventories	**(38,722)**	26,740
Changes in notes and accounts payable-trade	**38,436**	7,661
Other	**49,501**	(32,665)
Interest and dividend income (cash basis)	**10,868**	7,699
Interest expense (cash basis)	**(21,696)**	(23,928)
Income taxes (cash basis)	**(70,708)**	(17,010)
Net cash provided by operating activities	**539,445**	288,021
Cash flows from investing activities :		
Acquisition of investments in securities	**(29,559)**	(3,655)
Proceeds from sales of investments in securities	**20,622**	51,905
Acquisition of tangible and intangible fixed assets	**(189,260)**	(155,729)
Proceeds from sales of tangible and intangible fixed assets	**12,699**	24,545
Other	**10,502**	134,830
Net cash used in investing activities	**(174,995)**	51,897
Cash flows from financing activities :		
Payments for purchase of treasury stock	**(16,213)**	-
Net increase (decrease) in short-term loans	**(114,972)**	(253,846)
Net increase (decrease) in commercial paper	**39,000**	11,000
Proceeds from long-term loans	**74,409**	88,730
Payments of long-term loans	**(87,119)**	(189,834)
Proceeds from issuance of bonds and notes	**34,836**	56,246
Redemption of bonds and notes	**(238,729)**	(40,112)
Cash dividends	**(10,141)**	(9,991)
Other	**(2,472)**	5,455
Net cash used in financing activities	**(321,402)**	(332,353)
Effect of exchange rate changes on cash and cash equivalents	**1,032**	(1,949)
Net increase (decrease) in cash and cash equivalents	**44,079**	5,615
Cash and cash equivalents at beginning of the year	**80,393**	76,603
Increase (decrease) from the change in the number of companies consolidated	**38**	(1,825)
Cash and cash equivalents at the end of period (year)	**124,511**	80,393

Consolidated Segment Information

NIPPON STEEL

Years ended March 31, 2005 and 2004

	Millions of yen	
	2005	2004
Sales		
Steelmaking and steel fabrication		
Customers	**2,592,476**	2,127,949
Intersegment	**28,256**	28,997
Total Sales	**2,620,732**	2,156,946
Engineering and construction		
Customers	**239,369**	246,440
Intersegment	**40,496**	46,697
Total Sales	**279,866**	293,137
Urban development		
Customers	**83,669**	114,241
Intersegment	**5,606**	6,570
Total Sales	**89,275**	120,811
Chemicals and nonferrous materials		
Customers	**282,399**	244,579
Intersegment	**48,768**	31,217
Total Sales	**331,168**	275,797
System solutions		
Customers	**121,641**	124,998
Intersegment	**24,889**	25,851
Total Sales	**146,531**	150,850
Other businesses		
Customers	**69,800**	67,669
Intersegment	**6,444**	5,945
Total Sales	**76,244**	73,615
Elimination of intersegment transactions	(154,663)	(145,280)
Consolidated total	**3,389,356**	2,925,878
Operating profit (loss)		
Steelmaking and steel fabrication	**376,926**	189,717
Engineering and construction	**6,696**	4,359
Urban development	**8,503**	13,526
Chemicals and nonferrous materials	**26,374**	12,667
System solutions	**11,384**	9,182
Other businesses	**384**	(4,310)
Elimination of intersegment transactions	(321)	(668)
Consolidated total	**429,948**	224,475

Non-Consolidated Balance Sheets

Nippon Steel Corporation

As of March 31, 2005 and 2004

ASSETS	2005	2004
		Millions of yen
Current assets :		
Cash and bank deposits	**73,150**	17,188
Notes and accounts receivable-trade	**177,085**	201,386
Inventories	**349,481**	338,101
Deferred tax assets	**31,700**	19,600
Other	**102,329**	170,673
Less: Allowance for doubtful accounts	**(5,742)**	(2,682)
Total current assets	**728,005**	744,269
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**274,254**	278,700
Machinery and equipment	**609,224**	589,662
Land	**201,940**	201,257
Construction in progress	**52,092**	61,595
	1,137,512	1,131,215
Intangible fixed assets :		
Patents and utility rights	**1,214**	1,457
Software	**279**	429
Intangible fixed assets :	**1,494**	1,887
Investments and others :		
Investments in securities	**844,426**	748,075
Other	**110,748**	31,034
Less: Allowance for doubtful accounts	**(2,196)**	(4,127)
	952,978	774,982
Total fixed assets	**2,091,985**	1,908,084
Total assets	**2,819,991**	2,652,353

LIABILITIES	2005	2004
	Millions of yen	
Current liabilities :		
Notes and accounts payable - trade	**183,403**	164,697
Short-term loans and long-term loans due within one year	**155,279**	106,776
Commercial paper	**70,000**	31,000
Bonds due within one year	**10,000**	50,000
Convertible bonds due within one year	**-**	98,729
Accrued expenses	**252,401**	230,106
Other	**207,848**	128,776
Total current liabilities	**878,934**	810,085
Long-term liabilities :		
Bonds and notes	**265,000**	330,000
Long-term loans	**409,090**	459,367
Deferred tax liabilities	**85,400**	57,300
Accrued pension and severance costs	**62,985**	60,806
Allowance for retirement benefits directors and corporate auditors	**3,022**	-
Reserve for repairs to blast furnaces	**48,398**	48,147
Provision for loss on guarantees	**40,792**	38,292
Other	**7,182**	3,253
Total long-term liabilities	**921,870**	997,168
Total liabilities	**1,800,805**	1,807,254

SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Capital surplus	**109,811**	105,820
Retained earnings :		
Special tax-purpose reserve	**90,268**	98,321
Voluntary reserves	**75,000**	-
Unappropriated retained earnings	**179,691**	110,955
	344,960	209,277
Unrealized gains on available-for-sale securities	**155,471**	116,644
Less: Treasury stock, at cost	(10,583)	(6,167)
Total shareholders' equity	**1,019,186**	845,099
Total liabilities and shareholders' equity	**2,819,991**	2,652,353

Non-Consolidated Statements of Income

Nippon Steel Corporation

Years ended March 31, 2005 and 2004

	Millions of yen	
	2005	2004
Operating revenues :		
Net sales	**2,147,863**	1,861,829
Operating costs and expenses :		
Cost of sales	**1,671,098**	1,535,676
Selling, general and administrative expenses	**172,877**	163,185
	1,843,976	1,698,862
Operating profit	**303,886**	162,966
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**10,812**	8,541
Miscellaneous	**8,495**	6,675
	19,307	15,216
Non-operating loss :		
Interest expenses	**14,739**	17,776
Miscellaneous	**60,628**	42,728
	75,368	60,504
Ordinary profit	**247,826**	117,678
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**2,494**	-
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**2,670**	5,714
	5,164	5,714
Special loss :		
Loss on disposal of tangible fixed assets and other assets	-	820
Loss on impairment of fixed assets	-	34,283
Loss on valuation of investments in securities	-	2,204
Special retirement allowances for voluntary retirement	-	7,933
Industrial water obligation fee	-	3,649
Loss on accidents at works	**3,066**	4,377
Loss on the integration of stainless-steel business	-	6,492
Provision for loss on guarantees	-	12,346
	3,066	72,109
Income before income taxes	**249,924**	51,284
Income taxes - current	**114,300**	37,500
Income taxes - deferred	**(10,200)**	(17,400)
Net income	**145,824**	31,184

Nippon Steel Corporation
April 27, 2005

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for Fiscal 2004

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	27.93	27.50	55.43	27.99	27.58	55.57	111.00
2004FY	28.22	28.16	56.38	28.75	27.76	56.51	112.89

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Oct. 2003	5.70	110.1	4.24	0.278
Nov. 2003	5.73	119.7	4.12	0.282
Dec. 2003	5.55	121.4	3.93	0.278
Jan. 2004	5.47	112.6	4.02	0.262
Feb. 2004	5.30	109.5	3.92	0.244
Mar. 2004	5.03	94.8	3.77	0.240
Apr. 2004	5.13	105.5	3.80	0.264
May 2004	5.33	111.8	3.81	0.290
June 2004	5.20	104.5	3.74	0.304
July 2004	5.13	101.0	3.72	0.310
Aug. 2004	5.60	123.3	4.06	0.317
Sep. 2004	5.37	100.9	3.86	0.312
Oct. 2004	5.46	109.2	3.81	0.300
Nov. 2004	5.30	101.5	3.76	0.294
Dec. 2004	5.36	111.1	3.84	0.296
Jan. 2005	5.50	114.2	4.02	0.301
Feb. 2005	5.42	116.2	3.98	0.296

*1 Hot-rolled, cold-rolled and coated sheets

*2 *Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation*

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	7.41	7.78	15.19	7.89	7.38	15.27	30.45
2004FY	7.00	7.66	14.65	7.66	7.75	15.41	30.07

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	8.11	8.26	16.37	8.42	7.94	16.35	32.73
2004FY	7.78	8.30	16.08	8.34	8.37	16.71	32.79

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	7.48	7.72	15.20	7.69	7.25	14.94	30.14
2004FY	7.04	7.57	14.61	7.61	7.66	15.27	29.88

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	14.50	-	-	14.89	29.39
2004FY	6.94	7.36	14.29	7.41	7.81	15.22	29.51

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY*	-	-	53.2	-	-	51.3	52.2
2004FY	55.9	60.1	58.1	63.0	66.6	64.9	61.6

* These figures include average price of stainless-steel business that was transferred to Nippon Steel's consolidated subsidiary. Average price of steel products except those of stainless-steel business is as follows:

1st half of 2003 FY	50.0 thousands of yen / ton
2003 FY total	50.6 thousands of yen / ton

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	31.6	-	-	31.0	31.3
2004FY	29.8	32.3	31.1	31.0	33.0	32.1	31.6

8. Foreign Exchange Rate

(JPY/USD)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	119	-	-	109	114
2004FY	109	110	109	107	104	106	107
2005FY			(*)105				

(*)inter-office rate

9. Effect on ¥1 Increase in the Value of the JPY against the USD (Non-consolidated basis)

	(billion yen)
1st half of 2003 FY	loss 0.4 (0.4 billion dollars, export surplus)
2nd half of 2003 FY	loss 0.4 (0.4 billion dollars, export surplus)
1st half of 2004 FY	gain 0.1 (0.1 billion dollars, import surplus)
2nd half of 2004 FY	loss 0.5 (0.5 billion dollars, export surplus)
1st half of 2005 FY(estimated)	gain 0.4 (0.4 billion dollars, import surplus)

10. Unrealized Capital Net Gains or Losses on Shares

(billion yen)

	2004 FY	1st half of 2004 FY	2003 FY
Consolidated	285.7 (170.3)	230.3 (137.5)	217.8 (129.8)
Non-consolidated	260.7 (155.4)	210.6 (125.5)	195.7 (116.6)
【Nikkei 225】	【11,669 yen】	【10,824 yen】	【11,715 yen】

* Figures in parentheses were after adopting deferred tax accounting.

11. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2005 FY (estimated)	2004 FY
Consolidated	Approx. 210.0	185.0
Non-consolidated	Approx. 170.0	140.0

・Depreciation (billion yen)

	2005 FY (estimated)	2004 FY
Consolidated	Approx. 192.0	180.5
Non-consolidated	Approx. 140.0	129.9

82-5175

News Release

RECEIVED
2005 MAY -5 A 9:3

Nippon Steel Forms an Alliance with BlueScope Steel, Australia for Sales of 'SuperDyma' in Overseas Construction Materials Markets

February 17.2005

Nippon Steel Corporation and BlueScope Steel Limited (hereinafter "BlueScope Steel") have agreed to form an alliance in the fabrication, marketing and sale of SuperDyma, one of Nippon Steel's strategic steel sheet products, by making use of BlueScope Steel's fabrication facilities, in the markets for construction materials mainly in Asian countries.

In the domestic construction market, Nippon Steel has already organized a network of fabricators of steel sheets for construction uses, called the "SuperDyma Club", with successful results including a project in relation to the Central Japan International Airport. Strenuous approaches have also been made in overseas markets, such as participation in CONBEX2004, an exhibition of construction materials in Thailand. The alliance with BlueScope Steel is intended to further enhance penetration of SuperDyma into overseas construction markets by the active use of BlueScope Steel's fabrication and sales network.

BlueScope Steel owns metallic-coating and prepainting facilities in 5 locations and facilities for fabrication of construction materials in 19 locations (through BlueScope Lysaght) in Asia. It also has an extensive sales and service network with over 100 locations across Asia. The company functions as a fully integrated provider of construction materials, from the fabrication of steel sheets to the design of buildings and installation. In April 2004, moreover, BlueScope Steel acquired Butler Manufacturing Company, an American manufacturer of steel construction materials, thus gaining possession of Butler's operations in China (consisting of fabrication facilities in two locations, and sales and service offices in 21 locations). BlueScope Steel views SuperDyma as a product complementary to its own steel product branded as Zincalume R, a Zn-55%Al sheet steel, and plans to conduct market development activities for SuperDyma together with its own products.

Nippon Steel has been selling SuperDyma widely in both domestic and overseas market for use in home appliances and others in addition to construction. Recently, in particular, development of new uses is being vigorously pursued in overseas markets. Nippon Steel will continue its sales activities in these other areas as before, independent of the above alliance with BlueScope Steel.

36

82-5175

News Release

Nippon Steel and CVRD Reach Agreement on FY2005
Price of Itabira and Carajas Fine Ore

February 22.2005

Nippon Steel Corporation (President: MIMURA Akio) and Companhia Vale do Rio Doce (President: Roger Agnelli, Head Office in Rio de Janeiro, Brazil) have reached agreement on the FY2005 (April 1, 2005 - March 31, 2006) FOB prices of Itabira fine ore and Carajas fine ore with +71.5% price increase from the previous year.

【Price/Fe Unit】(US ¢ /DMTU)

・Itabira Fine Ore
FY2004: ¢ 32.27 , FY2005: ¢ 55.34 (+71.5%,+ ¢ 23.07)
・Carajas Fine OreCarajas Fine Ore
FY2004: ¢ 32.76 , FY2005: ¢ 56.18 (+71.5%,+ ¢ 23.42)

【Price/Ton】(US $ /DMT,Fe 66.5% base)

・Itabira Fine Ore
FY2004: $21.46 , FY2005: $36.80 (+71.5%,+$15.34)
・Carajas Fine Ore
FY2004: $21.79 , FY2005: $37.36 (+71.5%,+$15.57)

Negotiations with Hamersley and BHPB from Australia will be held from today. Based on the agreement above, Nippon Steel will continue to engage in negotiations with a view to settling iron ore price, including lumpy ore price.

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

38

March 30, 2005
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Joint Use of Iron- and Steelmaking Facilities of Sumitomo Metal Industries, Ltd. by Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd., and Further Enhancement of Cooperation

1. Background

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: SHIMOZUMA Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President : INUBUSHI Yasuo) ("Kobe Steel") have been implementing various tie-up measures such as mutual cooperation in physical distribution, purchase of raw materials, materials and machinery and management of neighboring steelworks, and mutual supply of semi-finished and downstream products during relining of blast furnaces and in emergencies. In addition, Nippon Steel and Sumitomo Metals have undertaken joint operations in stainless steel and welding materials, and also Nippon Steel and Kobe Steel have integrated their shearing operations as well as supplied semi-finished products to Nakayama Steel Works, Ltd. All of these cooperative efforts have produced substantial benefits. Further, this April Nippon Steel and Kobe Steel will commence their supply of hot coils (approximately 500,000 tons/year) on a full scale following the restructuring of steel sheet production at Wakayama Works of Sumitomo Metals.

2. Joint Use of Sumitomo Metals' Iron- and Steelmaking Facilities

Based on the solid results of cooperative measures as mentioned above, and with the objective of securing and improving supply capabilities to meet the vigorous demand for steels at home and overseas which has been boosted by the growth in China and other Asian economies, the three companies have been conducting specific studies on the proposed joint use of the existing iron- and steelmaking facilities of Sumitomo Metals since the announcement of such a plan made in January this year.

Now, Nippon Steel and Kobe Steel have decided to make capital contributions to East Asia United Steel Corporation amounting to 10% (¥3,400 million) and 2% (¥700 million) of its capital, respectively, and as of today, have signed an agreement for the undertaking of a capital increase of East Asia United Steel. Accordingly, a shareholders' agreement will be entered into among five parties, namely, the existing three shareholders (Sumitomo Metals, China Steel Corporation, and Sumitomo Corporation) and Nippon Steel and Kobe Steel. (Attachment: the outline and capital formation of East Asia United Steel)

Premised on the above arrangement for capital contributions to East Asia United Steel, Sumitomo Metals will be facilitating the use of its semi-finished products (slabs and billets) by the above five shareholders individually so that both domestic and international demand can be met with greater efficiency. Sumitomo Metals, while making the maximum use of its existing infrastructure and facilities, will also aim at progressively restructuring its production system, including relining of its blast-furnace at Kashima Works, in order to eventually hold the capacity to supply slabs approximately 1 million tons a year to Nippon Steel and Kobe Steel.

3. Enhancement of Cooperation in Scope and Depth

In order to further enhance these cooperative programs in scope and depth, the three companies have decided to conduct studies on the possibility of mutual cooperation in such areas as R&D, intellectual property, procurement, electricity, control and systems, and environment and recycling. Some of the specific areas and subjects for these studies include:

(1) R&D:
Joint research programs and technical cooperation chiefly in fundamental research and upstream production processes (ironmaking, steelmaking, etc.) for mutual benefit

(2) Intellectual property:
Mutually beneficial cross-licensing, effective utilization of the resources of the three companies, and an exchange of information about their respective methods for management of intellectual property

(3) Procurement:
Measures to achieve yet greater mutual cooperation in, among other things, the stable procurement of raw materials, materials and machinery

(4) Electricity, control and systems:
Joint research projects and sharing of spare equipments in the electrical and control areas, and mutual cooperation in the systems area including disaster and emergency response measures

(5) Environment and recycling:
Mutual cooperation in the fields of environment and recycling, aimed at promotion of measures against global warming and efficient recycling

(6) Joint use of Sumitomo Metals' cold-rolling and other facilities:
Tolling for Nippon Steel and Kobe Steel on Sumitomo Metals' pickling & cold rolling lines at Wakayama, in response to the current brisk demand for steel

4. Studies on Additional Cross-Purchase of Shares

Moreover, in order to carry out these cooperative measures with greater smoothness and efficiency, the three companies have decided to commence studies on the possibility of further cross-purchase of each other's shares. In addition, the three companies have also agreed to study measures, including such furtherance of cross-purchase of each other's shares, needed to respond effectively to changes taking place in the capital market.

In the future, the three companies intend to further expand and deepen these cooperative measures in pursuit of yet greater individual benefits.

- End -

For more information, please contact:

Nippon Steel Corporation
Public Relations Center
+81-3-3275-5022, 5103

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.:
Publicity Group, Secretariat and Publicity Dept.
+81-3-5739-6010

(Attachment) Outline and Capital Formation of East Asia United Steel

1. Outline of East Asia United Steel Corporation (Holding company)

Head Office	Chuo-ku, Tokyo
President	Gashun Amaya
Assets (projected for March 2005)	approx. ¥30.4 billion

<Reference> Outline of Sumikin Iron & Steel Corporation (Operation company)

Head Office	Wakayama City, Wakayama Prefecture
President	Kazuo Tanakamaru
Business	Manufacture & sale of semi-finished steel products
Assets (projected for March 2005)	approx. ¥127 billion
Sales (projected for FY2004)	approx. ¥177 billion
Employees (projected for March 2005)	870

2. Capital Formation of East Asia United Steel Corporation

[At present]

Sumitomo Metals [¥18.8 billion (62%)] →
China Steel [¥10.0 billion (33%)] →
Sumitomo Corp. [¥1.5 billion (5%)] →

(Holding company)
East Asia United Steel (capital: ¥30.3 billion)

[100%] ↓

(Operation company)
Sumikin Iron & Steel (capital: ¥30.3 billion)

[After capital subscriptions by Nippon Steel and Kobe Steel]

Sumitomo Metals [¥18.8 billion (55%)] →
China Steel [¥10.0 billion (29%)] →
Nippon Steel [¥3.4 billion (10%)] →
Kobe Steel [¥0.7 billion (2%)] →
Sumitomo Corp. [¥1.5 billion (4%)] →

(Holding company)
East Asia United Steel (capital: ¥34.4 billion)

[100%] ↓

(Operation company)
Sumikin Iron & Steel (capital: ¥34.4 billion)

- End -